                                                               EXHIBIT 20.1

1997 Third Quarter Report


To Our Stockholders:

We are pleased to report the results of our third quarter. Net income was $9.8 million, or 36 cents per share, a 71 percent increase over 21 cents last year. Net operating revenues for the quarter increased 3 percent to $82.4 million.

We have earned $26.2 million in the first nine months of 1997, or 96 cents per share, compared with 85 cents for the same period in 1996. Net operating revenues for the nine months ended September 30 increased to $260.6 million.

Operating profitably in a tough credit environment...
Our profit performance in the past two quarters confirms our belief that the efforts we made in our consumer private label business have been effective.

We are now actively marketing to our owned private label accounts, in order to help our clients increase their sales and thereby increase our receivables balance. For example, together with RadioShack(R), we just re-launched a newly named, newly designed RadioShack credit card. It has added features and benefits and is an integral part of their fourth quarter and future promotional plans.

Total loans outstanding, which represents both owned and securitized credit card loans, were $1.8 billion at September 30, 1997, down from $2.0 billion at the end of the same period last year. This was due, in large part to the closing of two store divisions at a major client. Active consumer private label accounts, both owned and managed, were also affected, decreasing to 3.0 million from 3.3 million at the end of the third quarter last year.

Fee-based businesses continue to offer opportunities and to grow...
With our core office supply superstore clients continuing to drive the growth, active commercial accounts increased 25 percent to 955,000 from 764,000 at the end of the third quarter last year. Over the past few months, we completed development and testing of a new and more efficient operating system for our commercial revolve accounts and recently converted one of our major clients to the new system.

We have also completed revisions to our Fleetshare(R) software, allowing us to offer petroleum marketers a fleet fueling system with more features and more complete reporting capabilities. During the quarter, we processed 118.5 million network transactions, compared with 110.1 million in the same period in 1996.

TeleServices reported an increase in technical help-desk calls, which tend to be longer and produce higher revenue. The change in mix more than offsets the effect of a 4 percent decline in total customer contacts. We recently signed an agreement to support IBM's Global Services business. We see technical help-desk support as an excellent long term growth opportunity.

Expense control...
It has always been our practice to maintain tight control of our expenses, and this quarter was no exception. Processing and service expenses and other expenses both declined. The increase in personnel expense relates to our increased collections efforts and the more labor-intensive TeleServices business. We are also happy to report that our efforts to combat fraud have been successful, and fraud expense is down substantially compared to a year ago and to the second quarter this year.

New Operations Center...
This month we opened a fourth operations center in Asheville, North Carolina, specifically designed to support our expanding TeleServices business. We're operating Asheville as a satellite to our nearby Gray, Tennessee center in order to leverage a number of staff activities such as Information Technology.

Looking forward...
The credit industry is still in the midst of dealing with significant credit quality issues. But we believe that we took the proper measures to re-establish a solid foundation for our credit business and are confident that we are in a much better position to operate profitably in this new environment.

As we enter the fourth quarter, we are focused on growing fee revenues and receivables, and remain committed to providing our clients with superior service.

We would like to thank our associates for their hard work and dedication and our investors for their continued support.

Sincerely,

/s/ Robert L. Wieseneck             /s/ Thomas C. Schneider
-----------------------             -----------------------
Robert L. Wieseneck                Thomas C. Schneider
President and CEO                  Chairman of the Board

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In thousands, except per share data)
[CAPTION]


                                     Three Months Ended      Nine Months Ended
                                        September 30,          September 30,
                                     ------------------     -------------------
                                      1997        1996        1997       1996
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $66,507    $65,712     $209,080   $204,808
Merchant discount revenue              3,981     10,163       10,797     25,382
                                     -------    -------     --------   --------
                                      70,488     75,875      219,877    230,190

Interest revenue                      58,038     53,972      184,515    166,118
Interest expense                      17,695     18,238       57,521     59,824
                                     -------    -------     --------   --------
  Net interest income                 40,343     35,734      126,994    106,294
Provision for loan losses             28,480     32,037       86,273     84,605
                                     -------    -------     --------   --------
  Net credit income                   11,863      3,697       40,721     21,689

NET OPERATING REVENUES                82,351     79,572      260,598    251,879

Salaries and employee benefits        27,064     23,736       84,861     72,407
Processing and service expenses       22,153     26,589       74,849     80,096
Other expenses                        17,110     20,221       58,194     61,915
                                     -------    -------     --------   --------
  Total operating expenses            66,327     70,546      217,904    214,418
                                     -------    -------     --------   --------

Income before income taxes            16,024      9,026       42,694     37,461
Income tax expense                     6,185      3,428       16,480     14,235
                                     -------    -------     --------   --------
NET INCOME                           $ 9,839    $ 5,598     $ 26,214   $ 23,226
                                     =======    =======     ========   ========

NET INCOME PER COMMON SHARE          $  0.36    $  0.21     $   0.96   $   0.85


Weighted Average Common Shares
  Outstanding                         27,217     27,194       27,208     27,165



SPS TRANSACTION SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(In thousands, except share data)
[CAPTION]

                                                   September 30,  December 31,
                                                       1997           1996
                                                   ------------   ------------
                                                    (Unaudited)
ASSETS:
  Cash and due from banks                            $   15,169     $   15,205
  Investments held to maturity - at amortized cost       41,576         41,675
  Credit card loans                                   1,245,080      1,637,507
  Allowance for loan losses                             (75,236)       (88,397)
                                                     ----------     ----------
    Credit card loans, net                            1,169,844      1,549,110
  Accrued interest receivable                            18,512         21,141
  Accounts receivable                                    29,551         42,202
  Due from affiliated companies                           8,115          9,900
  Amounts due from asset securitizations                 56,915             --
  Premises and equipment, net                            29,431         25,294
  Deferred income taxes                                  33,409         38,266
  Prepaid expenses and other assets                      14,672         17,992
                                                     ----------     ----------
TOTAL ASSETS                                         $1,417,194     $1,760,785
                                                     ==========     ==========
LIABILITIES:
  Deposits:
    Noninterest-bearing                              $    4,500     $    9,012
    Interest-bearing                                    531,332        454,423
                                                     ----------     ----------
  Total deposits                                        535,832        463,435
  Accounts payable, accrued expenses and other           47,016         50,019
  Income taxes payable                                    3,383         17,756
  Due to affiliated companies                           557,262        982,547
  Accrued recourse obligation                            22,636         22,636
                                                     ----------     ----------
    Total liabilities                                 1,166,129      1,536,393
                                                     ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 100,000
    shares authorized; none issued or outstanding
  Common stock, $.01 par value, 40,000,000 and
    40,000,000 shares authorized; 27,270,663 and
    27,242,207 shares issued; 27,220,277 and
    27,187,462 shares outstanding at September 30,
    1997 and December 31, 1996, respectively                273            272
  Capital in excess of par value                         81,493         81,096
  Retained earnings                                     170,559        144,345
  Common stock held in treasury, at cost, $.01
    par value, 50,386 and 54,745 shares at
    September 30, 1997 and December 31, 1996,
    respectively                                         (1,242)        (1,312)
  Stock compensation plan                                   483            453
  Employee stock benefit trust                             (483)          (413)
  Unearned stock compensation                               (18)           (49)
                                                     ----------     ----------
    Total stockholders' equity                          251,065        224,392
                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,417,194     $1,760,785
                                                     ==========     ==========